Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2005	2004	2003	2002	2001
Pre-tax income	$81,966	$96,468	$66,479	$44,030	$43,363
Fixed charges
Interest Expense	10,983	7,903	4,894	3,095	5,152
Amortization of Debt Costs	897	727	2,248	539	530
Imputed interest on Rent Expense	1,391	867	633	567	600
Interest Credited to Contractholders	19,069	18,617	14,900	10,963	10,271
Total Fixed Charges	$32,340	$28,114	$22,675	$15,164	$16,553
Computation
Total Earnings and Fixed Charges	$114,306	$124,582	$89,154	$59,194	$59,916
Ratio of Earnings to Fixed Charges	3.53	4.43	3.93	3.90	3.62